ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, D.C. 20006-6807 WWW.ROPESGRAY.COM

December 8, 2021	Matthew C. Micklavzina T +1 202 508 4636 matthew.micklavzina@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Anu Dubey

Re:         BondBloxx ETF Trust (the “Trust”)
File Nos. 333-258986 and 811-23731

Dear Ms. Dubey:

This letter is being filed to respond to the telephonic comments received from you on November 5, 2021 and November 18, 2021 regarding the Trust’s amended registration statement on Form N-1A. The Staff’s comments, together with the Trust’s responses thereto, are set forth below.  Capitalized terms not defined in this letter have the same meaning as in the Trust’s amended Registration Statement. The Trust’s responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement, which will be filed on December 8, 2021. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Prospectus

General Comments

1.   Comment: Please confirm whether a party other than the Funds’ sponsor or one of its affiliates will be providing the Funds’ initial (seed) capital?  If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

Response: The Funds’ sponsor will provide the initial statutory (seed) capital.

Fees and Expenses (applicable to all Funds)

2.   Comment: Footnote 1 to each Fund’s fee table discloses that BIM will pay all operating expenses of the Funds, except for certain excluded expenses.  Please file each Fund’s investment advisory agreement as an exhibit Pre-Effective Amendment No. 2 to the Trust’s Registration Statement.

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Response: The Trust will file the investment advisory agreement with Pre-Effective Amendment No. 2 to the Trust’s Registration Statement.  The relevant provisions from the Investment Advisory Agreement are as follows:

7. EXPENSES

(a)        The Adviser. Except as otherwise provided in Section 7(b) of this Agreement, the Adviser agrees to pay all expenses incurred by the Trust, including but not limited to . . .

(b)        The Funds. The Trust, on behalf of each Fund, on a Fund-by-Fund basis out of the assets of the particular Fund for which an expense relates, agrees to pay all of the following expenses incurred by such Fund: (i) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes); (ii) expenses of the Fund incurred with respect to the acquisition, holding, voting and/or disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions; (iii) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (iv) the advisory fee payable to the Adviser hereunder; (v) litigation expenses (including fees and expenses of counsel retained by or on behalf of the Trust or any Fund) and any fees, costs or expenses payable by the Trust or any Fund pursuant to indemnification obligations to which the Trust or such Fund may be subject (pursuant to contract or otherwise); and (vi) any extraordinary expenses, including extraordinary transactional expenses, as determined by a majority of the Independent Trustees.

Principal Investment Strategies (applicable to all Funds)

3.   Comment: Please disclose how frequently each Index is rebalanced and reconstituted.

Response: The Funds have added disclosure to the effect that each Fund’s respective Index is reconstituted and rebalanced monthly on the last calendar day of the month, based on information available up to and including the third business day before the last business day of the month.

4.   Comment: The first sentence of the first paragraph of each Fund’s principal investment strategies discloses that the Fund invests in “below investment grade debt securities.”  In the third paragraph of each Fund’s principal investment strategies, the Funds disclose that they invest in “high yield corporate bonds.” Each Fund also discloses in its 80% policy that under normal circumstances it will invest “fixed-income securities.”  Please revise the disclosure so that consistent terminology is used.  If the Funds may invest in debt securities or fixed-income securities other than bonds, please disclose the specific types of debt securities or fixed-income securities in which the Funds may invest.

Response: The Funds have revised the disclosure to reflect that each Fund will invest in below investment grade bonds.

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5.   Comment: Please disclose the criteria used to determine whether an issuer in the Index is “principally located” in the United States.  The Staff notes that the Underlying Index could conceivably contain bonds from issuers in a number of developed countries outside the United States.

Response: The Funds have revised the disclosure to state that the bonds included in the Index are publicly issued in the U.S. domestic market. In order to further clarify this point, the name of each Fund has been changed to include a reference to “USD” rather than “US”. The Trust believes that “USD” more clearly reflects the composition of the Underlying Indexes, each of which consists exclusively of U.S. dollar-denominated below investment grade bonds publicly issued in the United States domestic market.

6.   Comment: Please disclose why the components of the Index are likely to change over time (e.g., rebalancing and/or reconstitution).

Response: The Trust confirms that the Indexes are likely to change over time due to rebalancing and reconstitution of the Indexes in accordance with the Index Provider’s rules and methodology documents. In addition, the Index Provider may change the rules of the Underlying Index and/or the Indexes.  The Trust has added disclosure to that effect in the prospectus.

7.   Comment: Please shorten the second paragraph describing the Index construction methodology to briefly disclose what is meant by modified market capitalization in plain English and move the detailed description to the statutory prospectus.

Response: The requested changes have been made.

8.   Comment: Please supplementally provide the methodologies and publications describing the Underlying Index and each Index.

Response: The Trust has provided such materials under separate cover.

9.   Comment: In plain English, please disclose how the Index Provider identifies which components of each Index fall within their respective sectors.

Response: The Trust has added disclosure to the statutory prospectus regarding how the Index Provider identifies which components of an Index fall within their respective sectors, as the Trust respectfully submits that the Index Provider’s selection criteria are technical. The Trust notes that the Index Provider uses a multi-level schema that categorizes companies engaged in certain lines of business or activity, which are then grouped into broader, higher-level categories.

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10. Comment: The third paragraph of each Fund’s principal investment strategies notes that each Index includes companies having “risk exposure” to issuers with domiciles including a number of countries other than the United States.  Please explain supplementally how each Fund will be able to track its Index while investing at least 80% of its assets in issuers “tied economically” to the United States.

Response:  The Trust notes that each Fund has revised its name to state “USD” rather than “US,” and each Fund no longer includes an 80% policy to invest at least 80% of its assets in investments “tied economically” to the United States. As noted previously, the Trust believes that “USD” more clearly reflects the composition of the Underlying Indexes, each of which consists exclusively of U.S. dollar-denominated below investment grade bonds publicly issued in the United States domestic market.

11. Comment: Please disclose the upper limit of maturity of bonds eligible for inclusion in each Index.  If there is no upper limit, please so disclose.

Response:  The Funds have revised the disclosure to state that, consistent with the Index Provider’s methodology document, there is no upper limit on the maturity of bonds eligible for inclusion in each Index.

12. Comment: In an appropriate place in the Prospectus, please disclose that the Funds will consider the holdings of other registered investment companies in which they invest for purposes of complying with each Fund’s 80% policy.

Response: To the extent the Funds invest in other registered investment companies, the Funds will consider the holdings of such registered investment companies, to the extent they are known, for purposes of complying with each Fund’s 80% policy.

13. Comment: Please disclose the specific criteria that the Funds use to determine whether an issuer is tied economically to the United States.  The Staff takes the position that inclusion of an issuer in a “broad U.S. market index” is not a specific criteria that shows an issuer is tied economically to the United States.  Please also disclose the specific criteria used to determine whether an indirect investment, such as a derivative instrument, is tied economically to the United States.

Response: Because each Fund will no longer include “US” in its name and will no longer have a policy to invest at least 80% of its assets in issuers “tied economically” to the United States, the Trust respectfully submits that such disclosure is no longer necessary or appropriate.

14. Comment: In each Fund’s “Industry Concentration Policy,” please disclose the industries in which its Index is currently concentrated.

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Response: The requested change has been made.

15. Comment: In each Fund’s “Industry Concentration Policy,” please revise the disclosure to state that only “tax exempt” securities issued by state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.  Please make corresponding changes in each Fund’s fundamental investment restrictions in the Statement of Additional Information.

Response: The requested changes have been made.

16. Comment: If the Index methodologies are publicly available, please submit a comment response letter that identifies the website address where the methodologies are publicly available. If the Index methodologies are not publicly available, please submit a confidential treatment request pursuant to Rule 83 of the SEC’s Rules of Practice.

Response: The Index Methodologies are publicly available by registering on the following website ICE Index Platform (indices.theice.com). There is no fee or charge for this information.

17. Comment: The Index methodology does not describe how the Index Provider assigns issuers that are in the Underlying Index to each sector Index. Please revise the methodology to include the criteria used. If the criteria used are different from a 50% revenues- or assets-based criteria, please disclose in each Fund’s principal investment strategies the criteria used, and disclose the criteria in the sentence stating that “the Index Provider first identifies components of the Underlying Index that fall within the relevant industry sectors for the Fund.”  Please explain supplementally how the Fund will select investments out of the Index that satisfy the 50% criteria.

Response:  ICE has represented to BIM that ICE determines whether a specific issuer falls within a sub-sector category based on whether 50% or more of the issuer’s revenues are derived from the applicable sub-sector.

18. Comment: For each Fund’s 80% policy to invest in companies tied economically to the U.S., please explain supplementally how each Fund can track its Index (which includes issuers from a number of non-U.S. countries) while complying with its 80% policy.

Response: Because each Fund no longer uses the word “U.S.” in its name and uses the word “USD”, the Funds respectfully submit that this comment no longer applies and further notes that each bond included in each Index is U.S. dollar denominated.

19. Comment: Please explain supplementally how each Fund invests in issuers tied economically to the U.S. if they are included in certain U.S. market indexes when the Index methodology

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specifies the country designation for corporate debt “based on the physical location of the issuer’s operating headquarters, with certain exceptions.” Please revise the “tied economically” disclosure to reflect the criteria used in the Index.

Response: Because each Fund no longer uses the word “U.S.” in its name, uses the word “USD,” and has revised its 80% test to remove the relevant disclosure, the Funds respectfully submit that this comment is no longer applicable or appropriate.

Principal Investment Strategies (Industrial Fund)

20. Comment: Please explain supplementally why “Support-Services” described on page 54 of the Index Methodology are appropriately categorized in the Industrial sector.

Response: Consistent with the Index Provider’s methodology documents, Support-Services is a Level 4 sub-category under the Level 3 Services category, which is under the Level 2 Industrials group.  The Support-Services category includes companies providing services such as cleaning and maintenance, storage and warehousing, and engineering and consulting, as well as all distributors.  As part of Level 3 Services, these activities are necessary for the operation of other companies in the Level 2 Industrials group.  Accordingly, the Fund believes that Support-Services is appropriately categorized in the Industrial sector.

Principal Investment Strategies (Telecom, Media & Technology Fund)

21. Comment: If the Fund will not invest significantly (concentrate) in each of the telecom sector, media sector and technology sector, please confirm that the Fund will change its name.

Response:  BIM will consider proposing to the Trust’s Board of Trustees that the Fund change its name if the Fund ceases to be concentrated in any of the telecom, media or technology sub-sectors. First, Rule 35d-1 does not require a fund to have a policy to concentrate its investments in each industry listed in a group of industries suggested by a fund’s name. In the Rule 35d-1 Adopting Release, the SEC merely stated that “the level of required investment be high enough that the name will accurately reflect the company’s investment policy.”  The Fund respectfully submits that (i) the list of sub-sectors in the Fund’s name means that the Fund will invest at least 80% of its assets in the telecom, media and technology sector as a whole and (ii) the Fund may focus its investments in a particular sector or sub-sector without such investment rising to the level of concentrating its investments in that sector or sub-sector. The Fund respectfully believes that the Staff’s newly conveyed position requiring a policy to concentrate in each named sub-sector could lead to irrational results if applied consistently across the industry.  For example, a fund with a name that suggested focused investment in five

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or more industries or groups of industries could not concentrate in all five named industries.  Finally, the Fund has a policy to concentrate its investments in particular industries or groups of industries approximately to the same extent that its Index is so concentrated, meaning that the Fund does not control whether its investments are concentrated in any industry or group of industries.  The Index is rebalanced and reconstituted monthly, meaning that the Fund may or may not be concentrated in a specific sector on a monthly basis.  Due to the costs associated with changing a Fund’s name and the need to educate the market and investors, the Fund will consider the appropriateness of the Fund’s name in light of changes to the Index, but believes it would be inappropriate to change the Fund’s name on a potentially monthly basis to reflect whether at least 25% of the Fund’s net assets are invested in the relevant sub-sectors in any given month.

22. Comment: Please explain supplementally why the TMT Fund included “communication services” as part of the definition of the sectors in which the Fund invests at least 80% of its assets when the corresponding Index does not identify communications services as an included category.

Response: The Fund has revised the disclosure to remove “communication services” as a sub-sector and has revised the corresponding risk disclosure such that “communication services sub-sector risk” concepts are included in other sub-sector risk disclosure, as applicable.

Principal Investment Strategies (Financial & REIT Fund)

23. Comment: If the Fund will not invest significantly (concentrate) in each of the financial sector and in REITs, please confirm that the Fund will change its name.

Response:  For the same reasons outlined in Response 21 above, BIM will consider proposing to the Trust’s Board of Trusts that the Fund change its name if the Fund ceases to be concentrated in the financial sub-sector or the REIT sub-sector. As noted above, the Fund has a policy to concentrate its investments in particular industries or groups of industries approximately to the same extent that its Index is so concentrated, meaning that the Fund does not control whether its investments are concentrated in any industry or group of industries. The Index is rebalanced and reconstituted monthly, meaning that the Fund may or may not be concentrated in a specific sector on a monthly basis. Due to the costs associated with changing a Fund’s name and the need to educate the market and investors, the Fund will consider the appropriateness of the Fund’s name in light of changes to the Index, but believes it would be inappropriate to change the Fund’s name on a potentially monthly basis to reflect whether at least 25% of the Fund’s net assets are invested in the relevant sub-sectors in any given month.

24. Comment: Please revise the Fund’s investment objective to include investments in REITs.

Response: The requested change has been made.

25. Comment: In the first paragraph of the Fund’s principal investment strategies, please revise the disclosure to replace “REIT sub-sector” with “REITs.”

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Response: The Fund believes that REITs are appropriately categorized as a sub-sector as described in the Index Provider’s Index methodology and has revised the disclosure to reflect that the Fund makes investments in the REIT sub-sector.

26. Comment: Please disclose the minimum amount to be invested in each of the financial sector and in REITs.  Please also revise the Fund’s 80% policy to cover investments in “REITs” and not the “REIT sector,” or, alternatively, disclose what it means to be in the REIT sector.

Response: The Fund does not have a minimum amount to be invested in the financial sub-sector or the REIT sub-sector and has revised the disclosure accordingly.   For the reasons outlined in Response 25 above, the Fund has added disclosure on the REIT sub-sector. The Trust notes that the Fund has a policy to concentrate its investments in particular industries or groups of industries approximately to the same extent that its Index is so concentrated.

Statutory Prospectus

27. Comment: In an appropriate place in the Prospectus, please disclose the provisions in the Trust’s organizational documents regarding (i) waiver of jury trial, (ii) derivative claims and (iii) forum selection, including that the provisions regarding derivative claims and exclusive forum do not apply to federal securities law claims.

Response: The requested change has been made.

Statement of Additional Information

Portfolio Holdings Information

28. Comment: The first sentence of the second paragraph states that a Fund may make available a list of a Fund’s holdings (generally pro rata). Please disclose what “generally pro rata” means in this context and explain in plain English what “proportional holdings” means.

Response: The Funds have removed the “generally pro rata” concept from the disclosure, as they will provide full portfolio holdings publicly on the Funds’ website and through the NSCC on a daily basis.

Construction and Maintenance of the Indexes

29. Comment: The Funds disclose that BIM or its affiliates may also provide input relating to possible methodology for only the Indexes or also the Underlying Index.  If BIM had input in constructing the Underlying Index, please provide support for the view that the Underlying Index is widely recognized.

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Response: The Trust confirms that BIM did not have input in constructing the Underlying Index and has revised the disclosure accordingly. The Trust also notes that the Underlying Index has been in existence since December 31, 1996 and has been utilized as a benchmark for at least one widely held registered investment company sponsored by a different sponsor since 2014.

Investment Policies — Notations Regarding Each Fund’s Fundamental Investment Policies (pages 34 – 35)

30. Comment: With respect to fundamental investment policy (1), please revise the notation to disclose that the Funds will consider the holdings of other investment companies in which the Funds invest to determine compliance with each Fund’s concentration policy.

Response: To the extent the Funds invest in other registered investment companies, when making additional investments, the Funds will consider the holdings of such registered investment companies, to the extent they are known, for purposes of complying with each Fund’s concentration policy.

31. Comment: Please confirm to us that each Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining a fund’s compliance with its concentration policy.

Response: The Trust so confirms.

Timing of Submission of Purchase Orders

32. Comment: Please revise the disclosure to remove references to “accepted” purchase orders with “received” or “received in good order.”

Response: The requested change has been made.

Declaration of Trust

33. Comment: Section 5 of the Agreement and Declaration of Trust requires certain claims to be brought in the Court of Chancery of the State of Delaware or the Superior Court of Delaware. The last sentence of Section 5 states that the section will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit such application. Please revise this sentence in the SAI and in the Agreement and

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Declaration of Trust to delete “to the extent that any such federal laws, rules or regulations do not permit such application.”

Response: The requested changes have been made.

Sincerely,

/s/ Matthew C. Micklavzina

Matthew C. Micklavzina